Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

SEC File No. of

Registration Statement on Form S-4 filed by

Rockwell Collins, Inc.: 333-214774

Date: January 5, 2017

ARTICLE FOR ROCKWELL COLLINS ONLINE & TODAY AT ROCKWELL COLLINS (PRINT)

B/E Acquisition process moving forward — Our company recently reached a milestone in its plan to acquire B/E Aerospace — the world’s leading manufacturer of aircraft cabin interior products.

The Hart-Scott-Rodino Act requires companies which are undergoing a major acquisition to file a notification with the Department of Justice (DoJ) and Federal Trade Commission (FTC). This filing enables the commission to ensure the acquisition doesn’t violate antitrust laws. Rockwell Collins recently moved past the 30 day window when the DoJ or FTC would have raised any objections in regard to the purchase of B/E Aerospace.

“The B/E Aerospace acquisition fits with our company’s long-term growth strategy,” said Kelly Ortberg, chairman, president and CEO. “It strengthens our position as a leading supplier of cockpit and cabin solutions by broadening our product portfolio, bringing us new aftermarket opportunities and further leveraging our technology expertise to keep us well positioned in the market.”

The next major milestones in the acquisition will be the shareholder vote expected in the second quarter of FY’17 and the completion of various other antitrust regulatory reviews, followed by the deal’s anticipated closure in the spring. We will continue to communicate important events as we get closer to the closure.

As the acquisition process moves forward, the integration team, comprised of 11 employees and led by LeAnn Ridgeway, will continue to oversee the integration process and will refine our plans to achieve planned cost synergies.

B/E Aerospace will be Rockwell Collins’ most significant and transformational acquisition to date. The company will operate as a newly created interior systems segment, bringing new opportunities to better serve our customers through broader offerings for aircraft in the commercial aviation, business jet and military segments. The purchase will also better position our company for future growth. Like Rockwell Collins, B/E Aerospace has deep relationships with airline and OEM customers, strong positions in nearly all the segments it serves and a reputation for making high quality products and delivering customer value.

FORWARD-LOOKING STATEMENTS

This communication contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-214774) that includes a preliminary joint proxy statement/prospectus of Rockwell Collins and B/E Aerospace and other documents related to the proposed transaction. These materials are not yet final and will be amended. The registration statement has not been declared effective by the SEC. After the registration statement is declared effective by the SEC, Rockwell Collins and B/E Aerospace will each file with the SEC a definitive joint proxy statement/prospectus and other documents with respect to the proposed transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Rockwell Collins and B/E Aerospace. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL  or by calling (561) 791-5000.

PARTICIPANTS IN THE SOLICITATION

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on December 15, 2016, and Rockwell Collins’ Current Report on Form 8-K, filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus filed with the SEC.